[redacted]

S ES
E COMMISSION
11021983 20549

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APR 06 2011
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42545

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Walton Johnson & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2911 Turtle Creek Blvd., Suite 405
(No. and Street)

Dallas (City) Texas (State) 75219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Walton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walton Johnson & Company, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELONIA Y TAYLOR
My Commission Expires
January 4, 2014

NOTARY PUBLIC STATE OF TEXAS

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WALTON JOHNSON & COMPANY

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2010

WALTON JOHNSON & COMPANY

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Walton Johnson & Company

We have audited the accompanying statement of financial condition of Walton Johnson & Company, as of December 31, 2010 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walton Johnson & Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has incurred substantial recurring losses. These losses raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
April 1, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

WALTON JOHNSON & COMPANY
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 18,980
Other assets	1,095
	$ 20,075

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 8,939
Total liabilities	8,939
Stockholder's equity:	
Common stock, 100,000 shares authorized, no par value, 10,000 shares issued and outstanding	1,193,864
Retained earnings (deficit)	(1,182,728)
Total stockholder's equity	11,136
	$ 20,075

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Income
For the Year Ended December 31, 2010

Revenues:	
Commissions	$ 29,742
Interest income	1
Total revenues	29,743
Expenses:	
Management fee to Parent	189,988
Other expenses	6,385
Registration fees	2,045
Total expenses	198,418
Net loss before income taxes	(168,675)
Income tax benefit	28,498
Net loss	$ (140,177)

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Shares	Common Stock	Retained Earnings (Deficit)	Total
Balance at December 31, 2009	10,000	$ 1,099,362	$ (1,042,551)	$ 56,811
Contributions	1,793	123,000	--	123,000
Distributions		(28,498)	--	(28,498)
Net loss	--	--	(140,177)	(140,177)
Balance at December 31, 2010	11,793	$ 1,193,864	$ (1,182,728)	$ 11,136

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2010

Balance at December 31, 2009	$ --
Increases	--
Decreases	--
Balance at December 31, 2010	$ --

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities	
Net loss	$ (140,177)
Adjustments to reconcile net loss to net cash used by operating activities:	
Distribution-income tax benefit	(28,498)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Changes in asset and liabilities:	
Decrease in receivable from brokers and dealers	1,137
Decrease in receivable from related party	24,000
Increase in accounts payable	6,091
Increase in other assets	(1,095)
Net cash provided (used) by operating activities	(138,542)
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Contributions	123,000
Net cash provided (used) by financing activities	123,000
Net decrease in cash	(15,542)
Cash at beginning of year	34,522
Cash at end of year	$ 18,980
Supplemental disclosures	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ --
Supplemental disclosure of non cash financing activites:	
Distribution-income tax benefit	$ 28,498

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity

Walton Johnson & Company (the "Company"), a majority subsidiary of The Walton Johnson Group, Inc. (the "Parent"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(1). The Company acts as a broker dealer for municipal, government and corporate bonds and equity securities. The Company's clients are located primarily within the state of Texas. Operating expenses have been and are continuing to be reduced.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

Commission revenue is recorded in the period in which the service is rendered.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. There were no material temporary differences during 2010.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

Note 2 - Related Party Transactions

The Company and the Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent provides the Company with ancillary administrative services and office space as well as management services. During 2010, the Company incurred an expense of $189,988 for these services.

The Company is economically dependent on its Parent.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At various times through-out the year the Company did not have adequate capital to be in compliance with 15c3-1. At December 31, 2010, the Company had net capital of approximately $5,041 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was 1.77 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(1) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Income Taxes

The Company is included in the consolidated Federal income tax return of the Parent. The Company reflects any income tax as a separate taxpaying entity.

The benefit associated with the 2010 taxable loss of $28,498 will be utilized by the parent and has been reflected as a distribution.

The Parent has not filed their tax return from 2008. The penalty associated with not filing cannot reasonably be determined. The 2010 financial statements do not reflect the penalty associated with the noncompliance of their tax liability.

Note 6 - Going Concern

The Company has sustained substantial operating losses since inception. The Company has been able to maintain adequate liquidity through the injection of capital from its shareholders.

Management has developed a budget for the year ending December 31, 2011, which incorporates a better alignment of the Company's cost structure with its current capital and expected near term earnings.

There are no assurances that management will be able to reduce expenses, generate income or attract additional capital in amounts necessary to provide adequate capital with which to operate.

Note 7 - Commitment and Contingencies

The Company has entered into a secondary clearing agreement with a FINRA member firm, which provides that all the funds and securities belonging to the Company's customers are subject to the terms of the other FINRA member's clearing agreement.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the customers of the Company and its correspondents fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

As of December 31, 2010, the Company has been informed by FINRA of various regulatory violations related to its securities business that could result in a fine being assessed against the Company. The ultimate liability associated with this matter cannot presently be estimated. Accordingly, no provisions for this liability related to this matter have been made in these financial statements.

Note 8 - Subsequent Events

The Company has reviewed events that have occurred after December 31, 2010, through April 1, 2011, the date the financial statements were available to be issued. During this period, the Company paid management fees of $18,500 which caused the Company to be in violation of its net capital requirement from January 31, 2011 until March 25, 2011.

Note 8 - Subsequent Events, continued

In March of 2011, the Company received additional capital contributions of $100,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2010

Schedule I

WALTON JOHNSON & COMPANY
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 11,136
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		11,136
Deductions and/or charges		
Other deductions:		
Other assets	(1,095)	
Fidelity bond deductible	$ (5,000)	(6,095)
Net capital before haircuts on securities positions		5,041
Haircuts on securities		--
Net capital		$ 5,041

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 8,939
Total aggregate indebtedness	$ 8,939

Schedule I (continued)

WALTON JOHNSON & COMPANY
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 596
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 41
Excess net capital at 1000%	$ 4,147
Ratio: Aggregate indebtedness to net capital	1.77 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following are the differences in the computation of net capital under Rule 15c3-1 on the Company's unaudited FOCUS IIA from the net capital per this report.

Net capital per unaudited FOCUS IIA report	$ 11,221
Increase in accounts payable and accrued expenses	(6,181)
Miscellaneous rounding	1
Net capital per audited report	$ 5,041

Schedule II

WALTON JOHNSON & COMPANY
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(1).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2010

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Walton Johnson & Company

In planning and performing our audit of the financial statements and supplemental information of Walton Johnson & Company (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
April 1, 2011